510 Burrard St, 3rd Floor
Date: July 18, 2011	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: PRIMERO MINING CORP.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	16/08/2011
Record Date for Voting (if applicable) :	16/08/2011
Beneficial Ownership Determination Date :	16/08/2011
Meeting Date :	21/09/2011
Meeting Location (if available) :	TBD

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	74164W106	CA74164W1068

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for PRIMERO MINING CORP.